# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NextCure, Inc., CIK 0001661059
CUSIP: 65343E207
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 9000 Virginia Manor Road, Suite 200, Beltsville, Maryland (MD), 20705
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002080252

## Reporting persons
- Simcere Zaiming, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 338,636; shared voting power 0; sole dispositive power 338,636; shared dispositive power 0; aggregate amount beneficially owned 338,636 (9.4% of the class)
  Comment: Note to Rows (5), (7) and (9): Represents 338,636 shares of the Issuer's common stock held by Simcere Zaiming, Inc.
  
  Note to Row (11): Based on an aggregate of 3,607,555 shares of the Issuer's common stock issued and outstanding as of April 22, 2026 as reported by the Issuer in its definitive proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on April 24, 2026.
- Jiangsu Simcere Zaiming Pharmaceutical Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 338,636; shared voting power 0; sole dispositive power 338,636; shared dispositive power 0; aggregate amount beneficially owned 338,636 (9.4% of the class)
  Comment: Note to Rows (5), (7) and (9): Represents 338,636 shares of the Issuer's common stock held by Simcere Zaiming, Inc., which is 100% owned by Jiangsu Simcere Zaiming Pharmaceutical Co., Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Jiangsu Simcere Zaiming Pharmaceutical Co., Ltd. may deemed to beneficially own all of the shares of the Issuer owned by Simcere Zaiming, Inc.
  
  Note to Row (11): Based on an aggregate of 3,607,555 shares of the Issuer's common stock issued and outstanding as of April 22, 2026 as reported by the Issuer in its definitive proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on April 24, 2026.
- Simcere Zaiming Pharmaceutical Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 338,636; shared voting power 0; sole dispositive power 338,636; shared dispositive power 0; aggregate amount beneficially owned 338,636 (9.4% of the class)
  Comment: Note to Rows (5), (7) and (9): Represents 338,636 shares of the Issuer's common stock held by Simcere Zaiming, Inc., which is 100% owned by Jiangsu Simcere Zaiming Pharmaceutical Co., Ltd., which itself is 100% owned by Simcere Zaiming Pharmaceutical Co., Ltd. (formerly known as Hainan Simcere Zaiming Pharmaceutical Co., Ltd.) Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Simcere Zaiming Pharmaceutical Co., Ltd. may deemed to beneficially own all of the shares of the Issuer owned by Simcere Zaiming, Inc.
  
  Note to Row (11): Based on an aggregate of 3,607,555 shares of the Issuer's common stock issued and outstanding as of April 22, 2026 as reported by the Issuer in its definitive proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on April 24, 2026.
- Simcere Pharmaceutical Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 338,636; shared voting power 0; sole dispositive power 338,636; shared dispositive power 0; aggregate amount beneficially owned 338,636 (9.4% of the class)
  Comment: Note to Rows (5), (7) and (9): Represents 338,636 shares of the Issuer's common stock held by Simcere Zaiming, Inc., which is 100% owned by Jiangsu Simcere Zaiming Pharmaceutical Co., Ltd., which itself is 100% owned by Simcere Zaiming Pharmaceutical Co., Ltd. (formerly known as Hainan Simcere Zaiming Pharmaceutical Co., Ltd.) Simcere Pharmaceutical Group Limited is the controlling shareholder of Simcere Zaiming Pharmaceutical Co., Ltd. through investment in several intermediate companies. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Simcere Pharmaceutical Group Limited may be deemed to beneficially own all of the shares of the Issuer owned by Simcere Zaiming, Inc.
  
  Note to Row (11): Based on an aggregate of 3,607,555 shares of the Issuer's common stock issued and outstanding as of April 22, 2026 as reported by the Issuer in its definitive proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on April 24, 2026.
- Ren Jinsheng: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 338,636; sole dispositive power 0; shared dispositive power 338,636; aggregate amount beneficially owned 338,636 (9.4% of the class)
  Comment: Note to Rows (6), (8) and (9): Represents 338,636 shares of the Issuer's common stock held by Simcere Zaiming, Inc., which is 100% owned by Jiangsu Simcere Zaiming Pharmaceutical Co., Ltd., which itself is 100% owned by Simcere Zaiming Pharmaceutical Co., Ltd. (formerly known as Hainan Simcere Zaiming Pharmaceutical Co., Ltd.) Mr. Jinsheng Ren is the chairman of the board of directors of Simcere Pharmaceutical Group Limited and a director of Simcere Zaiming Pharmaceutical Co., Ltd. Mr. Jinsheng Ren may thereby be deemed to beneficially own the 338,636 shares of the Issuer's common stock held by Simcere Zaiming, Inc., sharing the voting power and investment power over such shares with Mr. Renhong Tang.
  
  Note to Row (11): Based on an aggregate of 3,607,555 shares of the Issuer's common stock issued and outstanding as of April 22, 2026 as reported by the Issuer in its definitive proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on April 24, 2026.
- Tang Renhong: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 338,636; sole dispositive power 0; shared dispositive power 338,636; aggregate amount beneficially owned 338,636 (9.4% of the class)
  Comment: Note to Rows (6), (8) and (9): Represents 338,636 shares of the Issuer's common stock held by Simcere Zaiming, Inc., which is 100% owned by Jiangsu Simcere Zaiming Pharmaceutical Co., Ltd., which is 100% owned by Simcere Zaiming Pharmaceutical Co., Ltd. (formerly known as Hainan Simcere Zaiming Pharmaceutical Co., Ltd.) Mr. Renhong Tang is a director of Simcere Pharmaceutical Group Limited, the chief executive officer and chairman of the board of directors of Simcere Zaiming Pharmaceutical Co., Ltd., a director of Jiangsu Simcere Zaiming Pharmaceutical Co., Ltd. and the chief executive officer and sole director of Simcere Zaiming, Inc. Accordingly, Mr. Renhong Tang may thereby be deemed to beneficially own the 338,636 shares of the Issuer's common stock held by Simcere Zaiming, Inc., sharing the voting power and investment power over such shares with Mr. Jinsheng Ren.
  
  Note to Row (11): Based on an aggregate of 3,607,555 shares of the Issuer's common stock issued and outstanding as of April 22, 2026 as reported by the Issuer in its definitive proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on April 24, 2026.

## Item 1. Issuer
Name of issuer: NextCure, Inc.
Address of issuer's principal executive offices: 9000 Virginia Manor Road, Suite 200, Beltsville, Maryland 20705

## Item 2. Person Filing
Name of person filing:
(i) Simcere Zaiming, Inc., a Delaware corporation ("Simcere Zaiming"), with its principal business address at 20 Acorn Park Dr., Cambridge, MA 02140;

(ii) Jiangsu Simcere Zaiming Pharmaceutical Co., Ltd., a limited liability company incorporated in P. R. China ("Jiangsu Zaiming"), is the sole shareholder of Simcere Zaiming, and its principal business address is at Building 23, No.699-18, Xuanwu Avenue, Nanjing, Jiangsu, P. R. China;

(iii) Simcere Zaiming Pharmaceutical Co., Ltd. (formerly known as Hainan Simcere Zaiming Pharmaceutical Co., Ltd.), a limited liability company incorporated in P. R. China ("Hainan Zaiming"), is the sole shareholder of Jiangsu Zaiming, and its principal business address is at No 20, Yaoguyiheng Road, Xiuying District, Haikou, Hainan, P. R. China;

(iv) Simcere Pharmaceutical Group Limited, a company incorporated in Hong Kong ("Simcere Group") and the controlling shareholder of Hainan Zaiming through several intermediate companies, and its principal business address is at Building 23, No.699-18, Xuanwu Avenue, Nanjing, Jiangsu, P. R. China;

(v) Mr. Jinsheng Ren, citizen of People's Republic of China, the chairman of board of directors and an executive director of Simcere Group and a director of Hainan Zaiming, with his business address at Building 23, No.699-18, Xuanwu Avenue, Nanjing, Jiangsu, P. R. China; and

(vi) Mr. Renhong Tang, citizen of People's Republic of China, a director of Simcere Group, the chief executive officer and chairman of the board of directors of Hainan Zaiming, a director of Jiangsu Zaiming and the chief executive officer and sole director of Simcere Zaiming, with his business address at Building 23, No.699-18, Xuanwu Avenue, Nanjing, Jiangsu, P. R. China.

The persons and entities listed in items (i) to (vi) are collectively referred to herein as "Reporting Persons." The Reporting Persons have entered into a joint filing agreement dated August 19, 2025.
Address of principal business office or, if none, residence: See Item 2(a) above.
Citizenship: See Item 2(a) above.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person. Each of Reporting Persons disclaims beneficial ownership of the securities reported herein, except to the extent of such Reporting Person's pecuniary interest therein. The filing of this Amendment No.1 to Schedule 13G shall not be deemed to be an admission that the Reporting Persons hereunder are the beneficial owners of any of the reported securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Percent of class: See Row 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Simcere Zaiming, Inc.: /s/ Renhong Tang, Renhong Tang/Chief Executive Officer (05/06/2026)
- Jiangsu Simcere Zaiming Pharmaceutical Co., Ltd.: /s/ Renhong Tang, Renhong Tang/Director and Attorney-in-Fact (05/06/2026)
- Simcere Zaiming Pharmaceutical Co., Ltd.: /s/ Renhong Tang, Renhong Tang/Chief Executive Officer and Chairman of the Board of Directors (05/06/2026)
- Simcere Pharmaceutical Group Limited: /s/ Jinsheng Ren, Jinsheng Ren/Chairman and Executive Director (05/06/2026)
- Ren Jinsheng: /s/ Jinsheng Ren, Jinsheng Ren (05/06/2026)
- Tang Renhong: /s/ Renhong Tang, Renhong Tang (05/06/2026)
Comment: 24 Power of Attorney (incorporated by reference to Exhibit 24 to the Reporting Persons' Schedule 13G filed with the SEC on August 19, 2025).

99.1 Joint Filing Agreement, dated as of August 19, 2025, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13G filed with the SEC on August 19, 2025).